08028257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 1600
(No. and Street)

San Francisco	CA	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Yates (415) 954-8310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Yates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco
Subscribed and sworn to before me this 21st
Day of February, 2008, by
Eugene Yates
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Notary Public

APRIL M. JOHNSON
COMM. #1615088
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Nov. 13 2009

Signature

Senior Vice President, CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respects to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO SECURITIES, LLC

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3
Supplemental Schedule: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	10

KPMG LLP
55 Second Street
San Francisco, CA 94105

Independent Auditors' Report

The Board of Directors and Member
Wells Fargo Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2007, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Securities, LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 28, 2008

WELLS FARGO SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets

Cash and cash equivalents	$	9,672
Short-term investments, at market value		79,524
Receivable from brokers, dealers, and clearing organizations		22,026
Securities owned, at market value		80
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $654		1,275
Receivable from affiliated parties		1,294
Goodwill		76,312
Other assets		506
Total assets	$	190,689

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	1
Accrued compensation and related benefits		16,713
Payable to affiliated parties		749
Other liabilities and accrued expenses		411
Total liabilities		17,874
Commitments and contingencies		
Member's equity		172,815
Total liabilities and member's equity	$	190,689

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Securities, LLC (WFS) is a wholly owned subsidiary of Wells Fargo Private Client Funding, Inc. (WFPCF) whose ultimate parent is Wells Fargo & Company (WFC).

WFS is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulation Authority (FINRA) and has branch offices located in San Francisco, New York, Chicago, Portland, Los Angeles, Newport Beach, Seattle, Houston and Dallas. As of December 31, 2007, WFS' primary activities are underwriting, and distribution of corporate securities, and merger & acquisition advisory.

WFS clears all securities transactions on a fully disclosed basis through a nonaffiliated broker-dealer. WFS does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Principal transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at quoted market values.

(b) Fair Value of Financial Instruments

Substantially all of WFS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of balances in bank accounts used in operations and short-term liquid securities with original maturities of three months or less.

(d) Receivable from or Payable to Brokers, Dealers, and Clearing Organizations

Receivable from or payable to brokers, dealers, and clearing organizations consist primarily of amounts payable to WFS' clearing broker for commissions and the contract value of securities that have not been delivered or received as of the date of the statement of financial condition, and amounts receivable from other broker-dealers for corporate finance and underwriting transactions.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

(Continued)

(f) ***Goodwill***

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired and is reviewed at least annually for impairment. See Note 11.

(g) ***Use of Estimates***

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from such estimates.

(h) ***Income Taxes***

WFS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFS' operations are included in the income tax returns of its parent, WFPCF. WFS does not pay income taxes to its parent, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFS has many attributes of a pass-through entity and income taxes are not presented in its financial statements.

WFC, the ultimate parent of WFS, adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48). The adoption of FIN 48 did not have any effect on the statement of financial condition of WFS at the date of adoption.

(3) Receivable from Brokers, Dealers, and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations of $22,026 consists of $8,425 of corporate finance and underwriting fee receivables from other broker-dealers and $13,601 of receivables from WFS's clearing agent.

(4) Securities Owned, at Market Value

Marketable securities owned consist of corporate securities at quoted market values in the amount of $80.

(Continued)

(In thousands)

(5) Furniture, Equipment, and Leasehold Improvements

The composition of furniture, equipment, and leasehold improvements as of December 31, 2007 is as follows:

Leasehold improvements	$	1,101
Computers and equipment		158
Furniture and fixtures		670
		1,929
Less accumulated depreciation and amortization		(654)
Furniture, equipment, and leasehold improvements, net	$	1,275

(6) Related Party Transactions

In the ordinary course of business, WFS enters into material transactions with other affiliates of WFC.

Receivable from affiliates includes amounts related to WFC securities of $1,260.

Cash equivalents include $9,672 invested in a money market mutual fund sponsored by WFC.

Payables to affiliate are accounts payable due to WFC for reimbursement of compensation paid on behalf of WFS in the amount of $749.

Borrowings from WFC may be obtained under an unsecured short-term promissory note authorized up to $500,000. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts were outstanding on the unsecured short-term promissory note at December 31, 2007.

On July 22, 2002, WFS entered into a seven-year $200,000 revolving subordinated loan agreement with WFC. The agreement expires on July 22, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR. Any outstanding liabilities subordinated to claims of general creditors are covered by agreements approved by FINRA and are available in computing net capital under the SEC's Uniform Net Capital Rule. No amounts were outstanding under the revolving subordinated loan agreement at December 31, 2007.

On April 1, 2002, WFS entered into a $25,000 revolving credit line and a $500,000 repurchase agreement with Wells Fargo Bank of Minnesota, NA. WFS pays interest on this financing arrangement at interest rates approximating commercial lending rates. No amounts are outstanding on either of these financing lines as of December 31, 2007.

(Continued)

(In thousands)

(7) Commitments and Contingencies

WFS leases certain office space and equipment under noncancelable operating leases. Future minimum rentals under the terms of the lease agreements are as follows:

December 31:		
2008	$	2,759
2009		2,836
2010		2,272
2011		1,178
2012 and thereafter		493
	$	9,538

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFS which in the opinion of management, will be resolved with no material impact on WFS' financial position.

(8) Net Capital Requirements

WFS is subject to SEC Uniform Net Capital Rule (Rule 15c3-1), which requires WFS to maintain minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2007, WFS' net capital was $84,778, which was $83,587 in excess of its required net capital of $1,191 defined as the greater of $250 or 6.67% of total aggregate indebtedness, and WFS had a percentage of aggregate indebtedness to net capital of 21%.

WFS is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(9) Employee Benefits

WFS participates in certain employee benefit plans sponsored by WFC. The costs associated with WFS employees are allocated to WFS.

WFS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

WFS also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFS' employees are not available.

(In thousands)

Selected WFS employees participate in various WFC stock-based employee compensation plans (the Plans). The Plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years.

WFC measures the cost of employee services received in exchange for an award of equity instruments, such as stock options or restricted stock, based on the fair value of the award on the grant date. This cost must be recognized over the vesting period of the award.

(10) Financial Instruments with Off-Balance-Sheet Risk

WFS clears all transactions for its customers on a fully disclosed basis with a nonaffiliated clearing firm that carries all customer accounts and maintains related records. Nonetheless, WFS is liable to the clearing firm for the transactions of its customers. These activities may expose WFS to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. WFS maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. WFS is therefore, exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case WFS may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions is not expected to have a material effect upon WFS' statement of financial condition.

In the normal course of business, WFS enters into underwriting commitments. WFS had no open underwriting commitments at December 31, 2007.

(11) Goodwill

SFAS No. 142, *Accounting for Goodwill and Intangible Assets* requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but be tested for impairment at least annually. Goodwill attributable to WFS was tested for impairment by comparing the fair value with its carrying value during 2007. Fair value was determined using a discounted cash flow methodology. Based on this impairment test, no impairment charge was necessary. In addition, there were no additions / reductions to goodwill during 2007.

During 2006, WFS completed the acquisition of Secured Capital LLC (SCLLC), a broker dealer subsidiary of Secured Capital Corporation (SCC). This transaction was part of Eastdil Secured, LLC (a wholly owned subsidiary of WFC) acquiring SCC. WFC assigned to WFS all of its rights to acquire SCLLC. The terms of the purchase agreement provide for additional consideration to be paid to the prior owners of SCC/SCLLC of up to $55,000 if certain revenue thresholds are achieved over a three-year period ending December 31, 2008. WFS will be allocated its share of the additional consideration as part of the acquisition cost (increase to goodwill) when the amount is determinable and consideration is paid.

During 2006, WFS completed the acquisition of Barrington Associates LLC (Barrington). The terms of the purchase agreement provide for additional consideration to be paid to the prior owners of Barrington of up

to $35,000 if certain earnings thresholds are achieved following years 3, 4, and 5 after the acquisition is completed. The additional consideration will be recorded as part of the acquisition cost (increase to goodwill) when the amount is determinable and consideration is paid.

In addition, a retention plan was entered into with certain employees of Barrington, which is being recorded as compensation expense over a four-year period. The total amount payable under the plan is $2,500.

(12) Fair Value of Assets and Liabilities

In September 2006, the Financial Accounting Standards Board (FASB) issued FAS 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective for financial statements issued after November 15, 2007, and interim periods within those fiscal years. WFC adopted this statement on January 1, 2007.

In accordance with FAS 157, WFS groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U. S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from observable inputs or third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2007, are as follows (in thousands):

Description		Total	Level 1	Level 2	Level 3
Cash equivalents	$	9,672	9,672	—	—
Short-term investments		79,524	79,524	—	—
Securities owned		80	80	—	—
Securities sold, not yet purchased		1	1	—	—

Schedule

WELLS FARGO SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2007

(In thousands, except for percentages)

Member's equity	$	172,815
Nonallowable assets and other charges:		
Receivable from brokers, dealers, and clearing organizations		8,425
Furniture, equipment, and leasehold improvements, net		1,275
Receivable from affiliate		1,292
Other assets and other charges		76,818
Total nonallowable assets and other charges		87,810
Capital before haircuts on securities positions		85,005
Haircuts on securities positions		227
Net capital		84,778
Minimum net capital:		
The greater of $250 or 6 2/3% of aggregate indebtedness		1,191
Excess net capital	$	83,587
Total aggregate indebtedness	$	17,871
Percentage of aggregate indebtedness to net capital		21 %

There are no significant differences between the above computation in WFS' FOCUS Part IIA report as of December 31, 2007 filed on January 18, 2008.

See accompanying independent auditors' report.

END